SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 10)

Under the Securities Exchange Act of 1934

LIBERTY GLOBAL PLC

(Name of Issuer)

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share

Liberty Global Class B Ordinary Shares, nominal value $0.01 per share

LiLAC Class A Ordinary Shares, nominal value $0.01 per share

LiLAC Class B Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104

Liberty Global Class B Ordinary Shares: G5480U 112

LiLAC Class A Ordinary Shares:  G5480U 138

LiLAC Class B Ordinary Shares:  G5480U 146

(CUSIP Numbers)

John C. Malone

c/o Liberty Global plc

1550 Wewatta Street

Suite 1000

Denver, CO 80202

(303) 220-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Numbers: G5480U 104 (Liberty Global Class A ordinary shares)

G5480U 112 (Liberty Global Class B ordinary shares)

G5480U 138 (LiLAC Class A ordinary shares)

G5480U 146 (LiLAC Class B ordinary shares)

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
Liberty Global Class A ordinary shares: 4,617,357 (1) (2) (3)

Liberty Global Class B ordinary shares: 8,677,225  (4)

LiLAC Class A ordinary shares: 1,930,584 (1) (2) (3)

LiLAC Class B ordinary shares: 1,516,508 (4)

	8.	Shared Voting Power Liberty Global Class A ordinary shares: 0 Liberty Global Class B ordinary shares: 110,148 (5) LiLAC Class A ordinary shares: 0 LiLAC Class B ordinary shares: 19,249 (5)

9.

Sole Dispositive Power
Liberty Global Class A ordinary shares: 4,617,357 (1) (2) (3)

Liberty Global Class B ordinary shares: 8,677,225  (4)

LiLAC Class A ordinary shares: 1,930,584 (1) (2) (3)

LiLAC Class B ordinary shares: 1,516,508 (4)

	10.	Shared Dispositive Power Liberty Global Class A ordinary shares: 0 Liberty Global Class B ordinary shares: 110,148 (5) LiLAC Class A ordinary shares: 0 LiLAC Class B ordinary shares: 19,249 (5)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Liberty Global Class A ordinary shares: 4,617,357 (1) (2) (3)

Liberty Global Class B ordinary shares: 8,787,373 (4) (5)

LiLAC Class A ordinary shares: 1,930,584 (1) (2) (3)

LiLAC Class B ordinary shares: 1,535,757 (4) (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Liberty Global Class A ordinary shares: 2.0% (6) (8)

Liberty Global Class B ordinary shares: 78.9% (8)

LiLAC Class A ordinary shares: 3.9% (7) (8)

LiLAC Class B ordinary shares: 78.9% (8)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 124,808 Liberty Global Class A ordinary shares and (ii) 29,641 LiLAC Class A ordinary shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2) Includes (i) 2,140,050 Liberty Global Class A ordinary shares and (ii) 859,555 LiLAC Class A ordinary shares held by Columbus Holding LLC (“CHLLC”), in which Mr. Malone has a controlling interest.

(3) Includes (i) 54,637 Liberty Global Class A ordinary shares and (ii) 9,548 LiLAC Class A ordinary shares that are subject to options, which were exercisable as of, or will be exercisable within 60 days of, July 5, 2017.

(4) Includes (i) 8,677,225 Liberty Global Class B ordinary shares and (ii) 1,516,508 LiLAC Class B ordinary shares held by a trust with respect to which Mr. Malone is a co-trustee and, with his wife, retains a unitrust interest in the trust (the “Malone Trust”). Mr. Malone retains sole voting and dispositive power with respect to the ordinary shares held by the Malone Trust.

(5) Includes (i) 110,148 Liberty Global Class B ordinary shares and (ii) 19,249 LiLAC Class B ordinary shares held by two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts.  Mr. Malone disclaims beneficial ownership of the shares held in the Trusts.

(6) Does not include Liberty Global Class A ordinary shares issuable upon conversion of Liberty Global Class B ordinary shares owned by the Malone Trust and the Trusts noted in notes (4) and (5) above; however, if such Liberty Global Class A ordinary shares were included, Mr. Malone would beneficially own 13,404,730 Liberty Global Class A ordinary shares and the percent of Liberty Global Class A ordinary shares, as a class, represented by Mr. Malone’s beneficial ownership would be approximately 5.5% of such Liberty Global Class A ordinary shares outstanding, in each case subject to the relevant footnotes set forth herein.

(7) Does not include LiLAC Class A ordinary shares issuable upon conversion of LiLAC Class B ordinary shares owned by the Malone Trust and the Trusts noted in notes (4) and (5) above; however, if such LiLAC Class A ordinary shares were included, Mr. Malone would beneficially own 3,466,341 LiLAC Class A ordinary shares and the percent of LiLAC Class A ordinary shares, as a class, represented by Mr. Malone’s beneficial ownership would be approximately 6.8% of such LiLAC Class A ordinary shares outstanding, in each case subject to the relevant footnotes set forth herein.

(8) Based on 237,214,070 Liberty Global Class A ordinary shares and 11,139,184 Liberty Global Class B ordinary shares outstanding and 49,609,499 LiLAC Class A ordinary shares and 1,946,579 LiLAC Class B ordinary shares outstanding, in each case, as of April 30, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 8, 2017, and as calculated in accordance with Rule 13d-3. Each Liberty Global Class B ordinary share and LiLAC Class B ordinary share is convertible, at the option of the holder, into one Liberty Global Class A ordinary share or one LiLAC Class A ordinary share, respectively.  Each Liberty Global Class A ordinary share and each LiLAC Class A ordinary share is entitled to one vote, whereas each Liberty Global Class B ordinary share and each LiLAC Class B ordinary share is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 26.3% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL plc

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone”) with the Securities and Exchange Commission (“SEC”) on June 17, 2004 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on July 14, 2004 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on January 18, 2005 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on June 27, 2005 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on September 3, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on February 22, 2013 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on June 28, 2013 (“Amendment No. 6”), Amendment No. 7 thereto filed with the SEC on February 18, 2014 (“Amendment No. 7”), Amendment No. 8 thereto filed with the SEC on November 16, 2015 (“Amendment No. 8”) and Amendment No. 9 thereto filed with the SEC on May 25, 2016 (“Amendment No. 9”) and relates to (i) the Liberty Global Class A ordinary shares, nominal value $0.01 per share, of Liberty Global plc, a U.K. public limited company (the “Issuer”), (ii) the Liberty Global Class B ordinary shares, nominal value $0.01 per share, of the Issuer, (iii) the LiLAC Class A ordinary shares, nominal value $0.01 per share, of the Issuer and (iv) the LiLAC Class B ordinary shares, nominal value $0.01, of the Issuer.  The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 are collectively referred to as the “Statement.”  Capitalized terms used but not defined herein have the meanings given to such terms in the Statement.  Except as set forth herein, the Statement is unmodified.

Item 3.                                                         Source and Amount of Funds.

Item 3 is hereby amended and supplemented to include the following information:

Between July 5, 2017 and July 12, 2017, Mr. Malone acquired beneficial ownership of an aggregate of 324,934 shares of LiLAC Class A ordinary shares (the “Purchased Shares”) through open market purchases using available cash on hand. Mr. Malone acquired 54,910 shares on July 5, 2017 for a weighted average price of $22.0365 per share, 77,432 shares on July 6, 2017 for a weighted average price of $22.0759 per share, 79,935 shares on July 7, 2017 for a weighted average price of $22.2242, 107,723 shares on July 10, 2017 for a weighted average price of $24.5506 per share, 4,734 shares on July 11, 2017 for a weighted average price of $24.8601 per share and 200 shares on July 12, 2017 for a weighted average price of $25.2049 per share.

On July 15, 2016, Columbus Holding LLC (“CHLLC”) made a distribution to its members in accordance with capital account percentages as of June 30, 2016. As a result, Mr. Malone received 1,345,685 shares of Liberty Global Class A ordinary shares and 540,496 shares of LiLAC Class A ordinary shares and Mrs. Malone received 34,505 shares of Liberty Global Class A ordinary shares and 13,859 shares of LiLAC Class A ordinary shares, all of which were previously reported as beneficially owned by Mr. Malone through CHLLC.

Following completion of the CWC Transaction, the Issuer attributed CWC to the LiLAC Group, with the Liberty Global Group being granted an inter-group interest in the LiLAC Group representing the fair value (as determined by the Issuer’s board of directors) of the Liberty Global Class A ordinary shares and Liberty Global Class C ordinary shares issued as part of the consideration in the CWC Transaction. On July 1, 2016, the Issuer distributed (as a bonus issue) 117,425,359 ordinary shares of the LiLAC Group to Liberty Global Group shareholders on a pro-rata basis, thereby eliminating the Liberty Global Group’s inter-group interest in the LiLAC Group. As a result of such distribution, Mr. Malone received (i) 581,292 LiLAC Class A ordinary shares (including (A) 11,267 shares issued to his wife and (B) 451,223 shares issued to CHLLC) and (ii) 1,096,389 LiLAC Class B ordinary shares (including (A) 13,742 shares issued to two trusts (the “Trusts”) managed by an independent trustee whose beneficiaries are Mr. Malone’s adult children, in which Mr. Malone has no pecuniary interest but retains the right to substitute the assets held by the Trusts and (B) 1,082,647 shares issued to a trust with respect to which Mr. Malone is a co-trustee and, with his wife, retains a unitrust interest in the trust (the “Malone Trust”)). Mr. Malone retains sole voting and dispositive power with respect to the ordinary shares held by the Malone Trust.

Item 4.                                                         Purpose of Transaction.

Item 4 is hereby amended and supplemented to include the following information:

Mr. Malone acquired the Purchased Shares as a result of his desire to increase his equity interest in the Issuer. Mr. Malone continuously reviews his investment in the Issuer and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by him or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, Mr. Malone specifically reserves the right to change his intention with respect to any or all of such matters.  In reaching any decision as to his course of action (as well as to the specific elements thereof), Mr. Malone currently expects that he would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to Mr. Malone; estate planning considerations; changes in law and government regulations; general economic conditions; and money and stock market conditions, including, but not limited to, the market price of the securities of the Issuer.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Statement or as has been publicly announced by the Issuer, Mr. Malone does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)                                 Mr. Malone beneficially owns (without giving effect to the conversion of Liberty Global Class B ordinary shares or LiLAC Class B ordinary shares into Liberty Global Class A ordinary shares or LiLAC Class A ordinary shares, respectively) (i) 4,617,357 Liberty Global Class A ordinary shares (including (A) 124,808 shares held by his wife and as to which Mr. Malone disclaims beneficial ownership, (B) 54,637 shares that are subject to options, which were exercisable as of, or will be exercisable within 60 days of, July 5, 2017 and (C) 2,140,050 shares held by CHLLC), which represent approximately 2.0% of the outstanding Liberty Global Class A ordinary shares; (ii) 8,787,373 Liberty Global Class B ordinary shares (including (A) 110,148 shares held by the Trusts and as to which Mr. Malone disclaims beneficial ownership and (B) 8,677,225 shares held by the Malone Trust), which represent approximately 78.9% of the outstanding Liberty Global Class B ordinary shares; (iii) 1,930,584 LiLAC Class A ordinary shares (including (A) 29,641 shares held by his wife and as to which Mr. Malone disclaims beneficial ownership, (B) 9,548 shares that are subject to options, which were exercisable as of, or will be exercisable within 60 days of, July 5, 2017 and (C) 859,555 shares held by CHLLC), which represent approximately 3.9% of the outstanding LiLAC Class A ordinary shares; and (iv) 1,535,757 LiLAC Class B ordinary shares (including (A) 19,249 shares held by the Trusts and as to which Mr. Malone disclaims beneficial ownership and (B) 1,516,508 shares held by the Malone Trust), which represent approximately 78.9% of the outstanding LiLAC Class B ordinary shares.

The foregoing percentage interests are based on 237,214,070 Liberty Global Class A ordinary shares and 11,139,184 Liberty Global Class B ordinary shares outstanding and 49,609,499 LiLAC Class A ordinary shares and 1,946,579 LiLAC Class B ordinary shares outstanding, in each case, as of April 30, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 8, 2017, and as calculated in accordance with Rule 13d-3.  Each Liberty Global Class A ordinary share and each LiLAC Class A ordinary share is entitled to one vote, whereas each Liberty Global Class B ordinary share and each LiLAC Class B ordinary share is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 26.3% of the voting power with respect to the general election of directors of the Issuer. If Mr. Malone were to convert all of the Liberty Global Class B ordinary shares and LiLAC Class B ordinary shares that he beneficially owns into Liberty Global Class A ordinary shares and LiLAC Class A ordinary shares, respectively, Mr. Malone might be deemed to beneficially own voting equity securities representing approximately 5.2% of the voting power with respect to the general election of directors of the Issuer.

(b)                                 Mr. Malone, CHLLC, and, to his knowledge, his wife, each have the sole power to vote, or to direct the voting of, and the sole power to dispose of, or direct the disposition of, their respective Liberty Global Class A ordinary shares and LiLAC Class A ordinary shares.  Mr. Malone, in his capacity as a trustee of the Malone Trust, has the sole power to vote and dispose of the Liberty Global Class B ordinary shares and the LiLAC Class B ordinary shares held by the Malone Trust.  The Trusts hold 110,148 Liberty Global Class B ordinary shares and 19,249 LiLAC Class B ordinary shares; Mr. Malone has no pecuniary interest in and disclaims beneficial ownership of such shares (subject to his right of substitution).  Other than with respect to Mr. Malone’s rights to substitute assets held by the Trusts, to Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares held by the Trusts.

(c)                                  The information included in the first paragraph of Item 3 of this Amendment is incorporated by reference herein.

Except as reported in this Amendment, none of Mr. Malone, the Malone Trust, CHLLC, or, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Liberty Global Class A ordinary shares, Liberty Global Class B ordinary shares, LiLAC Class A ordinary shares or LiLAC Class B ordinary shares within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2017
Date

/s/ John C. Malone
John C. Malone